Simpson Thacher & Bartlett LLP

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Direct Dial Number (202) 636-5806	E-mail Address ryan.brizek@stblaw.com

March 6, 2024

VIA EDGAR

Karen Rossotto

Christina Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Western Asset Global High Income Fund Inc. (the “Fund”)

File Nos. 811-21337; 333-276304

Dear Mses. Rossotto and Fettig:

On behalf of Western Asset Global High Income Fund Inc. (the “Fund”), please find Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above referenced Registration Statement originally filed with the Securities and Exchange Commission (the “Commission”) on December 28, 2023, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statement”), through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

Additionally, we transmit for filing the Fund’s responses to comments received by telephone from the staff (the “Staff”) of the Commission on January 19, 2024 and by letter from the Staff of the Commission on January 30, 2024 relating to the Registration Statement.

For convenience of reference, the comments of the Staff have been reproduced herein. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the reproduced comment. Please note that all page numbers in the Fund’s responses are references to the page numbers of the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

Accounting Comments

1.

It appears that the Fund has been operating as a diversified fund. If the Fund has been operating as diversified for more than three years, please confirm if the Fund will receive shareholder approval prior to changing its status back to non-diversified. Please also consider modifications to the Fund’s Registration Statement if the Fund is in fact diversified.

Securities and Exchange Commission	March 6, 2024

The Fund confirms that it has been operating as a “diversified” fund, as defined in the 1940 Act, for more than three years. The Fund confirms it will receive shareholder approval prior to becoming non-diversified once again.

The Fund believes that its disclosure in its Registration Statement (such as in the section entitled “The Fund’s Investments” found on page 38 of the Prospectus) accurately and sufficiently describes the Fund’s ability to allocate its assets across multiple segments of the global market for below investment grade and fixed income securities. However, given the Fund’s status as a “diversified” fund, the Fund confirms that it will revise the disclosure to state that the Fund is a diversified management investment company but was previously classified as a non-diversified, and that the Fund may not resume operating in a non-diversified manner without first obtaining shareholder approval in accordance with the 1940 Act.

2.

Throughout the Registration Statement, where applicable, please update the disclosure regarding leverage to reflect the treatment of reverse repurchase agreements pursuant to Rule 18f-4 under the 1940 Act.

The Fund confirms it will update the disclosure regarding leverage to reflect the treatment of reverse repurchase agreements pursuant to Rule 18f-4 under the 1940 Act.

3.

On page 3 in the Prospectus Summary, the disclosure states that the Fund can use leverage through borrowings and possibly through the issuance of preferred shares in an aggregate amount of up to approximately 33 1/3% of the Fund’s total assets. Please confirm whether the limit is the same for both types of leverage or whether it is the limit required by Section 18 of the 1940 Act. Please make applicable updates where relevant throughout the Registration Statement.

The Fund confirms that it may use leverage through borrowings in an aggregate amount of up to approximately 33 1/3% of the Fund’s total assets less all liabilities and indebtedness not represented by senior securities (for these purposes, “total net assets”) immediately after such borrowings and may use leverage through the issuance of preferred stock in an aggregate amount of liquidation preference attributable to the preferred stock combined with the aggregate amount of any borrowings of up to approximately 50% of the Fund’s total net assets immediately after such issuance. The Fund confirms it will revise its disclosure regarding leverage throughout the Registration Statement to ensure it is consistent with the above limits.

4.	In the “Financial Highlights” section on page 32 of the Registration Statement, please include the figures from the 11/30/2023 semi-annual report.

The Fund confirms it will include figures from the 11/30/2023 semi-annual report in the “Financial Highlights” section.

5.

Please confirm that you are aware of the requirements related to financial highlights in annual reports for A.2. qualified filers going forward, as described in the Dear CFO Letter – Item 2023-01 (Nov. 29, 2023).

Securities and Exchange Commission	March 6, 2024

The Fund confirms it is aware of the requirements related to financial highlights in annual reports for A.2. qualified filers going forward, as described in the Dear CFO Letter – Item 2023-01.

6.	Please ensure that the following disclosure requirements from Form N-2 are included in the Registration Statement:

•	Item 4.1, instructions 2, 3 and 8; and

•	Item 4.3, instruction 1.

The Fund confirms it will update the Registration Statement to include the disclosure requirements identified above.

7.	On page 37, in the “Market and Net Asset Value Information” section, please include information for each full fiscal quarter since the beginning of the current fiscal year.

The Fund confirms it will include information for each full fiscal quarter since the beginning of the current fiscal year in the Market and Net Asset Value Information section.

Legal Comments

Prospectus

8.	In the future, please provide a Cover Letter with relevant contact information and explanation of the purpose of the Registration Statement.

The Fund confirms it will provide a Cover Letter with future Registration Statement filings.

9.

We note that the Fund’s disclosure indicates that it is a non-diversified investment company, but it appears that the Fund may be operating as a “diversified company” as that term is defined in the 1940 Act. In this regard, please consider whether any changes to the disclosure are necessary.

Please see response to comment #1 above.

10.

Please either confirm that any rights offering will not involve arrangements among the Fund, any underwriters, and/or any broker dealers or that FINRA will review any proposed underwriting terms and other arrangements for a transaction described in the Registration Statement and has no objections.

The Fund confirms that any rights offering will not involve arrangements among the Fund, any underwriters, and/or any broker dealers. Once the Registration Statement is effective and a takedown off the shelf is set to occur, the Fund will file its Registration Statement with FINRA for review and will receive a no objections letter prior to the takedown.

Securities and Exchange Commission	March 6, 2024

Cover

11.	Please disclose in the section entitled “Investment Strategies” that below investment grade fixed income securities are otherwise known as “junk” and are predominantly speculative in nature.

The Fund confirms it will revise the disclosure regarding below investment grade fixed income securities as described in the comment above.

12.	As the Fund’s securities are listed, in the section entitled “Offering” please explain what it means for offerings to be “at-the-market”.

The Fund confirms it will add disclosure to explain what it means for an offering to be “at-the-market.”

13.	In the section entitled “Leverage,” the disclosure states:

...the Fund may enter into additional reverse repurchase agreements and/or use similar investment management techniques that may provide leverage, but which are not subject to the foregoing 33 1/3% limitation so long as the Fund has covered its commitment with respect to such techniques by segregating liquid assets, entering into offsetting transactions or owning positions covering related obligations.

Following the SEC’s adoption of rule 18f-4 in 2020, this disclosure does not accurately reflect current regulation of reverse repurchase agreements under Section 18 of the 1940 Act. Please revise as appropriate. See, Rule 18f-4(d)(1); Use of Derivatives by Registered Investment Companies and Business Development Companies, Release No. IC-34084 at notes 710-749 (Nov. 2, 2020). Please make corresponding revisions throughout the Registration Statement, including in the carry-over paragraph on the top of page 43 of the SAI.

The Fund confirms that it will update disclosure throughout the Registration Statement to accurately reflect current regulation of reverse repurchase agreements under Section 18 of the 1940 Act.

Prospectus Summary

14.

The Fund’s name includes the term “Global”. Please expressly describe how the Fund will “invest its assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

Securities and Exchange Commission	March 6, 2024

Since the Fund’s initial Registration Statement on Form N-2 that was declared effective July 28, 2003, and in a subsequent Registration Statement on Form N-14 that was declared effective on June 13, 2016, the Fund has always disclosed that it has broad discretion to allocate assets among various segments of the global market for below investment grade and investment grade fixed income securities and such flexibility is a key component of the Fund’s asset allocation process. Moreover, each of the Registration Statement filings include disclosure that the Fund will invest at least 10% and up to 80% of its assets in emerging market fixed income securities. Finally, the Fund notes that, as disclosed in its semi-annual report for the six-month period ended November 30, 2023, the Fund is invested in securities of issuers from approximately 43 different non-U.S. countries. As a result, the Fund respectfully submits that its name and related disclosure are consistent with Section 35(d) of the 1940 Act.

15.

At the top of page 3, in the section entitled “Investment Objectives and Strategies,” the disclosure states that “[t]he Fund may invest up to 20% of its managed assets in all types of equity securities [emphasis added].” The disclosure in the following sentence states that “[t]he Fund may invest up to 15% of its managed assets in illiquid securities [emphasis added].” The term “managed assets” has not been introduced. Please explain in the disclosure what it means as it is used here. In doing so, please distinguish “managed assets” from “total assets” as used in the following sentence: “The Fund may invest up to 10% of its total assets in any combination of publicly or privately traded mortgage REITs and hybrid REITs [emphasis added].”

The Fund confirms it will revise its disclosure to define the term “managed assets” and distinguish such term from total assets.

16.

On page 3, in the section entitled “Leverage,” the disclosure states the Fund may use leverage through Borrowings “and possibly through the issuance of Preferred Stock, in an aggregate amount of up to approximately 33 1/3% of the Fund’s [total net assets] immediately after such Borrowings and/or issuances of Preferred Stock.” Please clarify this disclosure to reflect the requirement, as disclosed on page 48, that “[u]nder the 1940 Act, the Fund is not permitted to issue Preferred Stock unless immediately after such issuance the value of the Fund’s asset coverage is at least 200% of the liquidation value of the outstanding Preferred Stock.”

Please see response to comment #3 above.

Securities and Exchange Commission	March 6, 2024

Net Asset Value (page 68)

17.

In the fourth paragraph of this section, the disclosure states that the “Manager has been designated as the valuation designee and is responsible for the oversight of the daily valuation process.” Please disclose the Manager’s conflict of receiving an asset-based fee while determining the fair valuation of the Fund’s investments.

The Fund confirms that it will disclose that the Manager has a conflict of interest in determining the fair valuation of the Fund’s investments while receiving an asset-based fee.

Distributions (page 69)

18.

In the penultimate paragraph on page 69, the disclosure discusses Fund distributions consisting of a return of capital. Please disclose specifically whether the Fund’s distributions have included a return of capital. In addition, please define “return of capital” and explain the consequences of a return of capital distribution including the impact on a Stockholder’s tax basis (e.g., include the disclosure at the end of the second paragraph of Use of Proceeds on page S-22). Please include similar disclosure on the prospectus Cover, or provide a cross-reference to the disclosure here.

The Fund confirms it will revise the disclosure regarding Fund distributions consisting of a return of capital as described in the above comment.

Preliminary Prospectus Supplement – Subscription Rights

Cover

19.

Please disclose on the Cover, highlighted in bold, that the rights offering: (a) will substantially dilute the net asset value of shares owned by Stockholders holders who do not fully exercise their rights and purchase additional shares; (b) will substantially dilute the voting power of Stockholders who do not fully exercise their rights since they will own a smaller proportionate interest in the Fund upon completion of the offering; and (c) may increase the discount if the subscription price per share is set at a time when shares are trading at a discount. Please disclose any dilutive impact of the primary and secondary over-subscriptions as well.

The Fund will revise the Preliminary Prospectus Supplement for Subscription Rights as described in the above comment.

20.	Please disclose on the Cover whether the last reported sales price per share on the NYSE represents a discount to NAV, and, if so, indicate by how much.

The Fund will revise the Cover to disclose when the last reported sales price per share on the NYSE represents a discount to NAV.

Securities and Exchange Commission	March 6, 2024

21.	On the second page of the Cover, the bolded disclosure references the term “Expiration Date.” Please define that term here for context or add “as defined below.”

The Fund will revise the second page of the Cover to include “as defined below” following the use of the term “Expiration Date.”

22.

Please disclose on the Subscription Price formula, as well as other material information Stockholders should be aware of with respect to the Rights offering, including information disclosed in Description of the Rights Offering, Terms of the Rights Offering on page S-11, such as the time period during which Rights may be exercised, the nature of the Shares issued, and whether the Shares issued in the offering will be listed and where. Also, immediately following the discussion of the formula for determining the Subscription Price, please disclose the estimated Subscription Price, as referenced on page S-11.

The Fund will revise the Preliminary Prospectus Supplement for Subscription Rights as described in the above comment.

23.

On the Cover, please clarify how long after the Expiration Date (a) a Stockholder who exercises the right to purchase a subscription will receive subscribed Shares and (b) a Stockholder who exercises the primary and secondary over-subscription Shares will receive additional Shares. Alternatively, add a cross-reference to Important Dates to Remember on page S-13, or otherwise where this information is presented in the prospectus supplement.

The Fund will revise the disclosure to add a cross-reference to the section titled “Important Dates to Remember” on page S-13.

Statement of Additional Information

24.

On pages 1-2 of the section entitled “Investment Restrictions,” the disclosure in the first full paragraph states that the Fund’s concentration policy will permit investment without limit in municipal securities, securities of foreign governments and issuers domiciled in a single jurisdiction or country. Please note the following and revise as needed:

a.

Regarding municipal securities, please qualify the disclosure to note that municipal securities issued to finance a particular project are considered for purposes of concentration to be in the industry of that project.

b.	Please clarify in the disclosure that investments in the sovereign debt of any single country are considered investments in a single industry for concentration purposes.

c.	Issuers domiciled in a single jurisdiction or country are subject to the Fund’s policy on concentration – these investments are not “without limit.”

Securities and Exchange Commission	March 6, 2024

The Fund confirms it will qualify/clarify its investment restrictions as described in the above comment.

25.	On page 2 in the section entitled “Investment Restrictions,” in the third paragraph, per comment #6 above, please update the disclosure as appropriate to reflect requirements under Rule 18f-4.

The Fund will revise its disclosure to reflect requirements under Rule 18f-4.

*  *   *  *  *  *  *  *

Please do not hesitate to call me at (202) 636-5806 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	Marc A. De Oliveira, Franklin Templeton

David W. Blass, Simpson Thacher & Bartlett LLP

Debbie Sutter, Simpson Thacher & Bartlett LLP